
04034383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

**[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)**

For the fiscal year ended December 31, 2003

Commission File Number 1-9700

A. Full title and Address of the Plan:

SCHWABPLAN RETIREMENT SAVINGS
AND INVESTMENT PLAN
101 Montgomery Street
San Francisco, CA 94104

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE CHARLES SCHWAB CORPORATION
120 Kearny Street
San Francisco, CA 94108

REQUIRED INFORMATION

The SchwabPlan Retirement Savings and Investment Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the Requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2003 and 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein.

EXHIBITS

The consent of Deloitte & Touche LLP is attached hereto as Exhibit 23.1.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the SchwabPlan Retirement Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Date: June 25, 2004

By: /s/ Jan Hier-King
Jan Hier-King
Chairman of Employee Benefits Administrative Committee

Deloitte.

Exhibit 23.1

Deloitte Services LP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-44793 and 333-71322 of the Charles Schwab Corporation on Form S-8 of our report dated June 25, 2004 appearing in this Annual Report on Form 11-K of the SchwabPlan Retirement and Investment Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

June 25, 2004

SchwabPlan Retirement Savings and Investment Plan

Financial Statements as of and for the Years Ended December 31, 2003 and 2002, Supplemental Schedule as of December 31, 2003 and Report of Independent Registered Public Accounting Firm

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-7
SUPPLEMENTAL SCHEDULE—	
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2003	8

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administration Committee and Participants of the SchwabPlan Retirement Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the SchwabPlan Retirement Savings and Investment Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 25, 2004

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:		
Investments:		
Common stock of The Charles Schwab Corporation	$ 661,620,281	$ 669,312,125
Mutual funds	477,122,199	342,937,365
Money market funds	87,023,431	113,113,177
Self-directed brokerage accounts	70,625,444	-
Participant notes receivable	35,526,924	38,534,273
Total investments	1,331,918,279	1,163,896,940
Receivables:		
Employer contributions	3,446,519	47,742,336
Accrued dividends and interest	127,100	170,159
Due from broker for investments sold	5,005,924	1,577,848
Total receivables	8,579,543	49,490,343
Total assets	1,340,497,822	1,213,387,283
LIABILITIES:		
Due to broker for investments purchased	4,851,135	1,488,277
NET ASSETS AVAILABLE FOR BENEFITS	$1,335,646,687	$1,211,899,006

See notes to financial statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS (REDUCTIONS) TO NET ASSETS AVAILABLE FOR BENEFITS:		
Investment income (loss):		
Dividends and interest	$ 15,124,550	$ 14,321,843
Net appreciation (depreciation) in fair value of investments:		
Common stock of The Charles Schwab Corporation	56,308,455	(296,178,093)
Mutual funds	99,143,708	(85,438,933)
Self-directed brokerage accounts	7,835,711	-
Total investment gain (loss)	178,412,424	(367,295,183)
Contributions:		
Employer contributions—net of forfeitures	3,446,519	47,289,159
Participants' salary deferral and rollover	84,300,805	91,719,408
Total contributions	87,747,324	139,008,567
Total additions (reductions) to net assets available for benefits	266,159,748	(228,286,616)
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:		
Distributions to participants	(142,412,067)	(118,586,703)
INCREASE (DECREASE) IN NET ASSETS	123,747,681	(346,873,319)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	1,211,899,006	1,558,772,325
End of year	$1,335,646,687	$1,211,899,006

See notes to financial statements.

1. PLAN DESCRIPTION

The following description of the SchwabPlan Retirement Savings and Investment Plan (the Plan), which describes the terms of the Plan as of December 31, 2003, provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

The Plan is a 401(k) deferral program sponsored by The Charles Schwab Corporation (CSC) and covers substantially all employees of CSC and participating affiliates, except U.S. Trust employees who are covered by the U.S. Trust Corporation 401(k) Plan (See also note 6 of these financial statements).

The Charles Schwab Trust Company (CSTC), a subsidiary of CSC, serves as trustee of the Plan. A purchasing agent, designated by CSTC, acts as the agent of CSTC with respect to purchases and sales of the CSC common stock held by the Plan.

401(k) Salary Deferral Program—Eligible employees may participate in the 401(k) salary deferral program on the first of the month following three consecutive months of employment. Participants may elect to have up to 50 percent of their eligible compensation contributed directly to the Plan, not to exceed the maximum amount determined by the Internal Revenue Code. Such contributions are not currently taxable to participants. In 2003, CSC did not provide an employer matching contribution (Basic Match) due to unfavorable business conditions. In December 2003, CSC announced that it will reinstate the Basic Match for the year 2004, equal to 200 percent of the first $250 of salary deferred plus 100 percent of salary deferred thereafter, up to a maximum of 5 percent of eligible compensation, for 401(k) contributions employees make during 2004.

At the discretion of CSC, an additional contribution based on company performance may also be made (Profit Contribution). For the year 2003, CSC made a discretionary $400 Profit Contribution to each of the employees who earned $75,000 or less in eligible compensation, which is comprised of regular pay, overtime and bonuses paid during the 2003 year. No discretionary Profit Contribution was made for plan year 2002.

CSC's contributions are made in the first quarter for the preceding year. Participants must be an eligible employee on the last workday of the year to receive any Basic Match or Profit Contribution.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Basic Match, and the Profit Contribution. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options—Participants have 13 core investment options in three general investment categories: money market instruments, stocks, and bonds. Participants may invest their 401(k) balances in any or all of these options in increments of 1 percent.

Beginning April 1, 2003, CSC enhanced its 401(k) plan by offering a self-directed brokerage account investment alternative called Schwab Personal Choice Retirement Account® (PCRA). PCRA offers participants additional investment choices beyond the 13 core investment options available. CSC participants pay a discounted $50 annual fee for maintaining a PCRA account, and are responsible for paying trading fees and commissions in their PCRA accounts. PCRA investments are regulated by the Employee Retirement Income Security Act of 1974 (ERISA), and CSC policies. Participants may choose to invest all or part their Plan balance in the PCRA.

Participant Notes Receivable—Participants may borrow a minimum of $1,000 up to a maximum of 50 percent from their 401(k) account balances or $50,000, whichever is less. Loan terms may not exceed 5 years (or 15 years for the purchase of a primary residence). A loan is secured by the balance in the participant's account and bears interest at a rate equal to the prime rate at the time the loan application is made plus 1 percent. Principal and interest are paid ratably through payroll deductions. Loan payoffs can be made with no prepayment penalties.

Vesting—Participants are immediately vested in their 401(k) contributions, rollovers, Basic Match and actual earnings thereon. Participants are fully vested in the value of any discretionary Profit Contribution after four years of service. A year of service is defined as a calendar year during which the participant has completed at least 1,000 hours of service.

Distributions—A participant is entitled to receive a distribution of the vested portion of his or her account upon termination of employment for any reason, including on account of death, disability or retirement. Distributions may be made only in the form of a single lump sum, unless the participant is receiving a minimum required distribution. Distributions are also available in the event of certain defined events constituting financial hardship and upon meeting specific criteria. The Plan also allows a terminating participant to receive a distribution in kind to a Charles Schwab & Co., Inc. brokerage account, in the form of mutual fund shares, instead of cash, and permits a terminating participant to elect to receive, in cash, the value of his or her account in the 401(k) and profit sharing components that had been invested in the CSC stock fund.

Forfeitures—Participants forfeit any nonvested portion of their discretionary Profit Contribution if the participant terminates employment for any reason other than death, disability or retirement. Retirement is defined as the earlier of age 50 with seven years of service or age 65. Forfeitures arising during the plan year are generally used to reduce the amount of the employer contribution for that year. The forfeited amount may be restored if the participant is rehired, depending upon the circumstances.

Administrative Expenses—The Plan Document provides for payment of professional fees and other administrative expenses by the Plan, but permits such expenses to be paid by CSC. During 2003 and 2002, substantially all such fees and expenses were paid by CSC. Certain administrative functions are performed by officers or employees of CSC. No such officer or employee receives compensation from the Plan.

Termination of Plan—CSC has the right under the Plan Document to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of the Internal Revenue Code. CSC has not expressed any intent to terminate the Plan. In the event that the Plan is terminated, affected participants' account balances will become fully vested and will be distributed.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments are generally stated at fair value. Shares of mutual funds are valued at the quoted net asset value of shares held by the Plan at year end. Investments held in PCRA accounts are valued at quoted market values at year end. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Distributions and benefits are recorded when paid or at the time of in-kind distribution.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

The investment options of the Plan are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment options, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

3. TAX STATUS

The Internal Revenue Service has determined and informed CSC by a letter dated May 9, 2002 that the Plan and related trust are designed in accordance with, and are currently being operated in compliance with, applicable sections of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4. ADMINISTRATION OF PLAN ASSETS

The Plan's assets, including CSC common shares, are held in trust by CSTC, the Trustee. The dividend income earned on the CSC common shares held by the Plan was $2,950,794 and $2,800,584 for 2003 and 2002, respectively.

CSC contributions are held by the Trustee, which invests cash received, interest, and dividend income and makes distributions to participants in shares or cash value, as directed by the participants.

Certain administrative functions are performed by officers or employees of CSC or its subsidiaries. No such officer or employee receives compensation from the Plan. Substantially all administrative expenses for the Trustee's fees are paid directly by CSC.

5. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits:

	December 31, 2003	December 31, 2002
Common stock of The Charles Schwab Corporation—55,868,605 and 61,647,483 shares, respectively	$661,620,281	$669,312,125
Schwab 1000 Fund—3,117,210 and 3,025,712 shares, respectively	98,597,361	75,158,689
Dodge & Cox Stock Fund—814,724 and 631,798 shares, respectively	92,699,311	55,629,836
Schwab Value Advantage Money Fund—82,866,739 and 113,112,931 shares, respectively	82,866,739	113,112,931

6. SUBSEQUENT EVENT

Effective January 1, 2004, the Plan and the U.S. Trust Corporation 401(k) Plan merged, and all participants in the U.S. Trust Corporation 401(k) Plan were immediately eligible to participate in the Plan. Participant accounts in the U.S. Trust Corporation 401(k) Plan with an approximate value of $304 million were transferred to the Plan on March 1, 2004.

* * * * * *

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
(EIN: 94–1737782; PN 002)

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

(a)	(b) Identity of Issue	(c) Shares or Par Value	(d) Cost	(e) Current Value
*	COMMON STOCK OF THE CHARLES SCHWAB CORPORATION	55,868,605	$ 426,253,766	$ 661,620,281
	SCHWAB VALUE ADVANTAGE MONEY FUND®**	82,866,739	82,866,739	82,866,739
	SCHWAB INSTITUTIONAL ADVANTAGE MONEY FUND®**	4,156,692	4,156,692	4,156,692
*	PARTICIPANT NOTES RECEIVABLE: Interest rates ranging from 5.00 percent to 10.50 percent	-	35,526,924	35,526,924
	SELF-DIRECTED BROKERAGE ACCOUNTS	-	66,438,702	70,625,444
	MUTUAL FUNDS:			
	Schwab 1000 Fund®**	3,117,210	93,528,481	98,597,361
	Dodge & Cox Stock Fund	814,724	78,885,297	92,699,311
	Janus Fund	2,844,817	71,945,469	66,767,862
	PIMCO Total Return Fund	3,965,076	42,468,232	42,465,959
	Schwab Small-Cap Index Fund®**	1,726,309	28,277,717	33,076,082
	Royce Opportunity Fund	2,680,713	26,196,009	32,543,850
	Rainer Small/Mid Cap Equity Instl Class	1,211,658	23,476,913	31,200,198
	Europacific Growth Fund	889,915	22,942,846	26,884,339
	Schwab International Index Fund®**	1,614,187	20,163,657	22,372,631
	Schwab Short-term Bond Market Fund®**	1,678,086	16,962,250	17,133,258
	GE Instl Strategic Investment Fund	1,282,967	12,645,166	13,381,348
	Total mutual funds		437,492,037	477,122,199
	TOTAL		$ 1,052,734,860	$ 1,331,918,279

* A party in interest as defined by ERISA.

** Managed by a party in interest as defined by ERISA



Exhibit 23.1

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-44793 and 333-71322 of the Charles Schwab Corporation on Form S-8 of our report dated June 25, 2004 appearing in this Annual Report on Form 11-K of the SchwabPlan Retirement and Investment Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

June 25, 2004